Exhibit 99.36

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Inc. Closes $2M Private Placement
to Fund Exploration and Development of Giulianita Project

December 8, 2009, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to announce that is has closed the private placement purchase agreement (the “Purchase Agreement”) with Centerpoint Resources Inc, a corporation incorporated under the laws of the Province of British Columbia (“Centerpoint”), and 10 other placees resulting in aggregate proceeds to the Company treasury of $2M CAD to fund exploration and development of the Giulianita project in Peru and to maintain Canadian operations.

The Purchase Agreement represents an investment by Centerpoint in Grandview comprised of a private placement financing consisting of 20 million units (a "Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant (a "Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 Units, some of which Units were acquired by directors and officers of Grandview (with the Centerpoint investment and the concurrent non-brokered placement being referred to collectively as the "Private Placement").

“We are extraordinarily pleased by the completion of this transaction, and also with the quality and integrity of the new significant shareholder partner we have in Centerpoint,” says Grandview President and CEO Paul Sarjeant. “Dr. Hitch (Grandview’s Chairman) and I have worked closely with Centerpoint these past many months to forge a common vision for the Company and we couldn’t be more confident in the future. The time is right to aggressively pursue potential cash-flowing opportunities like our Giulianita project in Peru. The small mines model is an excellent base upon which to both lessen the Company’s dependence on the capital markets and generate our own exploration funds.” The $2M Private Placement will allow the Company to refine and pursue its 2010 acquisition and work program, news of which will be released as it develops over the coming weeks.

"Centerpoint is confident in making this investment that it is backing an excellent team and a worthy project", says Jack Austin, President. " We join with Grandview in the desire to build an active member of the Canadian mining industry".

The private placement required the approval of the Company’s shareholders which was obtained at the Annual and Special Meeting of the Company which was held on November 30, 2009. Centerpoint will hold approximately 28.04% (prior to exercise of the warrants) of the outstanding shares on the Company. The Company also welcomes Mr. Jack Austin and Mr. Ted Nunn to the Board of Directors of the Company.

About Centerpoint

Centerpoint Resources Inc. is a privately held British Columbia corporation which invests in natural resource properties and also makes investments in companies, public and private, which operate in the natural resource sector.

About Grandview

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at high-grade gold properties in major gold camps of North and South America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.